UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 10, 2025, Skillful Craftsman Education Technology Limited (the “Company”) held an extraordinary general meeting of the Company at 10:00 a.m., local time, at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, China (the “Meeting”). At the Meeting, the shareholders of the Company: (i) in an ordinary resolution, approved to designate 4,000,000 authorised but unissued preference shares of par value US$0.0002 as “Series B Preference Shares” such that the holder of a Series B Preference Share shall have 200 votes for every Series B Preference Share of which he is the holder subject to the Certificate of Designation attached thereto as Annex A to the proxy statemen (“Share Designation”), and (ii) immediately following the Share Designation becoming effective, in an ordinary resolution, approved the Securities Purchase Agreement (the “Agreement”) by and between the Company and Mr. Xuejun Ji, attached as Annex B to the proxy statement and the issuance of 4,000,000 Series B Preference Shares to Mr. Xuejun Ji, pursuant to the Agreement (the “Series B Preference Share Issue”, and together with the Certificate of Designation and Agreement, the “Series B Preference Share Transaction”). As of the date of this report, the Company and Mr. Xuejun Ji have not entered the Agreement yet and none of the Series B Preference Shares have been issued.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: October 16, 2025

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